Mail Stop 4561

September 23, 2009

Brian G. Robins
Chief Financial Officer
VeriSign, Inc.
487 East Middlefield Road
Mountain View, CA 94043

> **Re:** **VeriSign, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 3, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 6, 2009**
> **File No. 000-23593**

Dear Mr. Robins:

We have reviewed your response letter dated August 13, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 22, 2009.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues

3IS: Authentication Services, page 38

1.   We note you have provided disclosure regarding expected future growth of your installed base of SSL certificates as noted in the discussion of revenue related to

Business Authentication Services. As average-unit-revenue appears likely to be materially impacted by these known trends, please tell us how you considered providing quantitative disclosure of this metric to help promote further understanding by investors. Please refer to Section III.B.3 of SEC Release 33-8350.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, Mark Shannon, Staff Accountant, at (202) 551-3299, or me at (202) 551-3406 if you have questions regarding the above comment.

Sincerely,

Patrick Gilmore
Accounting Branch Chief